UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   BENJAMIN, JAMES C.
   3600 S. Lake Drive
   St. Francis, WI  53235
   US
2. Issuer Name and Ticker or Trading Symbol
   HARNISCHFEGER INDUSTRIES, INC.
   HPH
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   4/8/97
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President/Controller
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
COMMON STOCK               |--    |--  |-|--                |-- |--         |400                |I     |(1)                        |
                           |      |    |-|                  |   |           |                   |      |                           |
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COMMON STOCK               |--    |--  |-|--                |-- |--         |105                |I     |(2)                        |
                           |      |    |-|                  |   |           |                   |      |                           |
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COMMON STOCK               |4/8/97|A   |V|2                 |A  |45.625     |888                |I     |(3)                        |
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COMMON STOCK               |12/20/|A   |V|2,420             |A  |28.97      |                   |      |(4)                        |
                           |96    |    | |                  |   |           |                   |      |                           |
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COMMON STOCK               |1/7/97|A   |V|49                |A  |35.906     |                   |      |(4)                        |
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COMMON STOCK               |4/8/97|A   |V|51                |A  |34.50      |17,652             |I     |(4)                        |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Empl. Stock Options (R|31.25   |--   |--  |-|-- --      |A,D| 4/4/|10/9/|Common Stock|5,000  |--     |5,000       |D  |--          |
ights to Buy) (5)     |        |     |    |-|           |   |96-99|05   |            |       |       |            |   |            |
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Empl. Stock Options (R|26.50   |--   |--  |-|-- --      |A,D|4/3/9|10/3/|Common Stock|5,000  |--     |5,000       |D  |--          |
ights to Buy) (5)     |        |     |    |-|           |   |5-98 |04   |            |       |       |            |   |            |
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Empl. Stock Options (R|19.63   |--   |--  |-|-- --      |A,D|4/4/9|10/4/|Common Stock|5,000  |--     |5,000       |D  |--          |
ights to Buy) (5)     |        |     |    |-|           |   |4-97 |03   |            |       |       |            |   |            |
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Empl. Stock Options (R|17.25   |--   |--  |-|-- --      |A,D|4/5/9|10/5/|Common Stock|2,500  |--     |2,500       |D  |--          |
ights to Buy) (5)     |        |     |    |-|           |   |3-96 |02   |            |       |       |            |   |            |
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Empl. Stock Options (R|19.25   |--   |--  |-|-- --      |A,D|4/7/9|10/7/|Common Stock|1,650  |--     |1,650       |D  |--          |
ights to Buy) (5)     |        |     |    |-|           |   |2-95 |01   |            |       |       |            |   |            |
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Empl. Stock Options (R|14.38   |--   |--  |-|-- --      |A,D|4/1/9|10/1/|Common Stock|2,000  |--     |2,000       |D  |--          |
ights to Buy) (5)     |        |     |    |-|           |   |1-94 |00   |            |       |       |            |   |            |
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Empl. Stock Options (R|37.88   |--   |--  |-|-- --      |A,D|4/13/|10/13|Common Stock|6,000  |--     |6,000       |D  |--          |
ights to Buy) (5)     |        |     |    |-|           |   |97-00|/06  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1)Shares held by wife as custodian for three minor children under the UGMA.
(2)  Held in trust pursuant to the
401K portion of the Harnischfeger Industries, Inc. ("HII") Employee Savings Plan ("ESP"). The Plan is a unitized plan and as a result each participant is allocated a certain number of units representing the participant's proportionate share of the HII stock fund. (3) Held in trust pursuant to the Profit Sharing portion of the ESP. Units acquired under
the Plan's automatic dividend reinvestment feature.   (4) Held in "rabbi" trust
pursuant to the HII Executive Incentive
Plan ("EIP"). Acquisition of shares under the plan's annual allocation and automatic dividend reinvestment features.
(5) Options granted under the 1988 Incentive Stock Plan and the 1996 Stock Incentive Plan. Options under the plans become exercisable in 25% increments at four 12 month intervals commencing 6 months from the date of grant and expire 10 years after the date of grant.
SIGNATURE OF REPORTING PERSON
                     /s/  James C. Benjamin
DATE
4/25/97